CANADIAN WESTERN BANK

March 9, 2006

82-4478

Mr. Paul Dudek
S.E.C. - International Corporate Finance
450 Fifth Street North West
Mail Stop 3 - 9
Washington DC 20549
USA

Dear Mr. Dudek:

Attached please find the latest release from Canadian Western Bank, dated March 9, 2006 for filing as required by Rule 12g3-2(b), titled: "Canadian Western Bank Reports Record Quarterly Earnings".

Yours truly,
CANADIAN WESTERN BANK

Carolyn Graham, CA
Senior Assistant Vice-President
and Chief Accountant

Enclosure

CANADIAN WESTERN BANK
Think Western®

NEWS RELEASE

CWB Reports Record Quarterly Earnings

7% first quarter loan growth
Net income growth of 35%
Total assets surpass $6 billion

Edmonton, March 9, 2006 – Canadian Western Bank (CWB on TSX) today announced record quarterly net income and total revenues in its 71st consecutive profitable quarter. First quarter net income of $16.4 million increased 35% over the same quarter last year while diluted earnings per share of $0.52 were up 30%. Total loans increased an exceptional 7% in the quarter, pushing total assets over $6.0 billion.

The Board of Directors today declared a quarterly dividend of $0.12 per common share, payable on April 6, 2006 to shareholders of record on March 16, 2006. This represents a 33% increase over the quarterly dividend declared in March 2005.

First Quarter Highlights:

(three months ended January 31, 2006 compared with three months ended January 31, 2005 unless otherwise noted)

- Record quarterly net income of $16.4 million, up 35%.
- Diluted earnings per share for the quarter of $0.52, up 30%.
- Loan growth of 7% in the first quarter and 20% in the last 12 months.
- Total assets of $6.0 billion, up 18%.
- Record total revenues (teb[1]) of $52.3 million, up 21%.
- Lower cost demand and notice deposits of $1.3 billion, up 31%.
- Efficiency ratio (teb) of 46.5%, an improvement of 280 basis points.
- Return on equity of 14.0%, an increase of 190 basis points.

[1] *Taxable equivalent basis. See definition following Financial Highlights table.*

"Canadian Western Bank is off to an excellent start in 2006, reflecting robust economic conditions in the West and the strength of our business plan," said Larry Pollock, President and CEO. "Our achievement of 7% loan growth in the quarter and 20% in the last twelve months demonstrates how much economic activity is underway within our chosen geographic footprint," added Pollock.

Both of the Bank's operating segments posted strong results in the first quarter. Banking and trust operations generated record net income of $14.9 million, up 34% compared to the same quarter last year, on revenue growth of 21%. Insurance operations contributed $1.5 million to net income, an increase of 38% over the first quarter last year.

On a consolidated basis, total revenues (teb) increased 21% over the same quarter last year, outpacing non-interest expense growth of 14% over the same period. This positive spread was reflected in the efficiency ratio (teb), which improved 280 basis points to 46.5%. Canadian Western Bank continues to lead the Canadian banking industry in this measure.

Financial Highlights

(unaudited) ($ thousands, except per share amounts)	For the three months ended January 31 2006	 October 31 2005	 January 31 2005	Change from January 31 2005
Results of Operations				
Net interest income (teb - see below)	$ 39,714	$ 37,408	$ 32,642	22 %
Less teb adjustment	872	1,336	800	9
Net interest income per financial statements	38,842	36,072	31,842	22
Other income	12,596	11,546	10,611	19
Total revenues (teb)	52,310	48,954	43,253	21
Total revenues	51,438	47,618	42,453	21
Net income	16,438	14,814	12,216	35
Return on common shareholders' equity	14.0 %	13.0%	12.1%	190 bp[1]
Return on average total assets	1.11	1.06	0.97	14
Earnings per common share				
Basic	$ 0.54	$ 0.48	$ 0.42	29 %
Diluted	0.52	0.47	0.40	30
Efficiency ratio (teb)	46.5 %	48.8%	49.3%	(280) bp
Efficiency ratio	47.3	50.2	50.2	(290)
Net interest margin (teb)	2.68	2.67	2.59	9
Net interest margin	2.63	2.57	2.53	10
Provision for credit losses as a percentage of average loans	0.22	0.22	0.25	(3)
Per Common Share				
Cash dividends	$ 0.12	$ 0.10	$ 0.09	33 %
Book value	15.39	14.96	13.92	11
Closing market value	37.25	35.20	25.52	46
Common shares outstanding (thousands)	30,662	30,614	30,317	1
Balance Sheet and Off-Balance Sheet Summary				
Assets	$ 6,021,477	$ 5,705,028	$ 5,105,002	18 %
Loans	4,913,000	4,590,263	4,093,422	20
Deposits	5,155,717	4,913,307	4,392,221	17
Subordinated debentures	198,126	128,126	128,126	55
Shareholders' equity	471,806	457,990	421,974	12
Assets under administration	2,972,357	2,649,065	2,102,782	41
Capital Adequacy				
Tangible common equity to risk-weighted assets	9.1 %	9.7%	9.9%	(80) bp
Tier 1 ratio	9.1	9.7	9.9	(80)
Total ratio	13.0	12.4	13.0	-

(1) bp - Basis point change.

Taxable Equivalent Basis (teb)
Most banks analyse revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles (GAAP) and therefore may not be comparable to similar measures presented by other banks.

Your Bank is pleased to report very strong results for the first quarter of the new fiscal year, building on the record results recorded in 2005. Highlights for the quarter include loan growth of 7% and the achievement of new quarterly records for net income and total revenues. The first quarter was also the 71st consecutive profitable quarter recorded by Canadian Western Bank (CWB), a period spanning almost 18 years.

First quarter net income increased 35% over the same quarter last year on total revenue (teb) growth of 21%. Diluted earnings per share were $0.52 in the quarter, up 30%. In comparison to the previous quarter, net income and diluted earnings per share both increased 11%. Total assets surpassed $6.0 billion during the quarter with the last $1.0 billion in growth coming in just 14 months.

Disclosure Procedures

The Board of Directors and the Audit Committee of Canadian Western Bank reviewed and approved this quarterly report to shareholders prior to its release, consistent with our practice in prior quarters.

Share Price Performance

CWB shares ended the first quarter at $37.25, up from $25.52 one year ago. Including reinvested dividends, return to shareholders was 48% over this period which compares favorably to the 25% return on the S&P/TSX Financials Index over the same timeframe.

Dividends

At their meeting on March 9, 2006, CWB's Board of Directors declared a quarterly dividend of $0.12 per common share, payable on April 6, 2006 to shareholders of record on March 16, 2006. This represents an increase of 33% over the quarterly dividend declared in March 2005 and is consistent with the last quarterly dividend paid in January 2006.

Loan Growth

The Bank achieved loan growth of 7% in the first quarter reflecting the continued high level of business activity in Western Canada. Growth was achieved in all lending sectors and in all four western provinces, with Alberta and British Columbia leading the way. Total loans outstanding have increased 20% in the last 12 months.

Our sub-prime mortgage initiative continued to gain momentum. At January 31, 2006, outstanding balances totaled $119 million, an increase of $41 million during the quarter. Reflected in this growth were higher volumes of transactions in the British Columbia market where we recently established a marketing presence, while activity in Alberta was in line with expected levels. With the significant first quarter growth, we are well on our way to our goal of at least doubling outstanding balances by the end of the fiscal year.

Credit Quality

As our loan portfolio continues to grow, ongoing disciplined credit adjudication has contributed to strong and stable credit quality as reflected in the consistency of our provisioning for credit losses. Over the last five years, provisions for credit losses have fluctuated very little, ranging between 22 and 27 basis points of average loans. Over this timeframe, actual losses have averaged 16 basis points of average loans with the remaining provision increasing the general allowance.

Branch Deposit Growth

We continue to increase the proportion of deposits raised through our branch network and Canadian Western Trust. These deposits grew 32% in the past year with the lower cost demand and notice component up 31%. Branch and trust deposits now comprise 67% of total deposits compared to 60% one year ago. The benefits of this improved deposit mix are reflected in the net interest margin (teb), which improved to 2.68% from 2.59% in the first quarter of 2005.

Trust Services

First quarter trust services fee revenue increased 24% over the same quarter last year, indicative of the record earnings achieved by both Canadian Western Trust Company (CWT) and Valiant Trust

Company. Assets under administration increased 12% over the previous quarter and now total almost $3.0 billion with the last $1.0 billion of growth coming in only one year. We remain enthusiastic about the additional growth potential that exists in both companies.

Insurance

Earnings from our insurance subsidiary, Canadian Direct Insurance, were $1.5 million, up 38% from the first quarter last year. Policy growth continues to be strong in the Alberta market where Canadian Direct's business model is gaining momentum while conditions in the B.C. automobile insurance market continue to be very competitive. We continue to look for opportunities to expand our home and automobile insurance product lines within our current markets.

Outlook

Canadian Western Bank is off to an excellent start in 2006 as economic conditions in the West continue to be vibrant and our market recognition and penetration continue to increase. Due to our very strong first quarter, we are currently on track to achieve all of our annual performance targets and are well ahead of key targets for loan, revenue and income growth. During the remainder of the year, revenue and earnings will continue to benefit from the exceptional loan growth achieved in the first quarter.

Return on equity has increased to 14.0% as a result of strong internal earnings and revenue growth. We will continue to make enhancements to our capital structure and look for strategic and accretive acquisition opportunities within our existing business segments to further boost this key measure and create additional value for shareholders. We look forward to reporting our second quarter results on June 1, 2006.

Q1 Conference Call

The CWB conference call is scheduled for Thursday, March 9, 2006 at 3:30 p.m. ET (1:30 p.m. MT). The Bank's executives will comment on the first quarter results and respond to questions from analysts and institutional investors. The conference call may be accessed on a listen-only basis.

You may access the call by dialing 416-644-3424 or toll-free 1-800-814-3911. It will also be broadcast live on the Bank's website, www.cwbank.com. The webcast will be archived on the Bank's website for 60 days.

A replay of the conference call is available until March 23, 2006 by dialing 416-640-1917 (Toronto) or 1-877-289-8525 (toll-free) and entering passcode 21176300#.

About Canadian Western Bank

Canadian Western Bank offers highly personalized service through 31 branch locations and is the only publicly traded Schedule I chartered bank headquartered in and regionally focused on Western Canada. The Bank, with total balance sheet assets of $6.0 billion and assets under administration of $3.0 billion, specializes in mid-market commercial lending and offers a full range of retail services. Trust services to independent financial advisors, corporations, income trusts and individuals are also provided through the Bank's wholly owned subsidiaries, Canadian Western Trust Company and Valiant Trust Company. Canadian Direct Insurance Incorporated is a wholly owned subsidiary providing personal automobile and property insurance directly to customers in British Columbia and Alberta. The common shares of Canadian Western Bank are listed on the Toronto Stock Exchange under the trading symbol of 'CWB'. For more information see the Bank's website at www.cwbank.com.

FOR FURTHER INFORMATION CONTACT:

Larry M. Pollock
President and Chief Executive Officer
Canadian Western Bank
Phone: (780) 423-8888

Matt Colpitts
Senior Manager, Investor and Public Relations
Canadian Western Bank
Phone: (780) 441-3770
E-mail: matt.colpitts@cwbank.com

This management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements for the period ended January 31, 2006, as well as the audited consolidated financial statements and MD&A for the year ended October 31, 2005, which are available on SEDAR at www.sedar.com. Except as discussed below, the factors discussed and referred to in the MD&A for fiscal 2005 remain substantially unchanged.

Overview

In the first quarter of fiscal 2006, Canadian Western Bank (CWB or the Bank) posted net income of $16.4 million, an increase of 35% ($4.2 million) over the same quarter last year. The earnings established a new record for quarterly net income and marked the Bank's 71st consecutive quarter of profitability, a period spanning nearly 18 years. The quarter included record earnings from banking and trust operations of $14.9 million and a strong $1.5 million contribution from Canadian Direct Insurance Incorporated (Canadian Direct).

Total revenues on a tax equivalent basis (teb – see definition following Financial Highlights table) increased 21% over the first quarter last year with record net interest income and strong growth in other income. Net interest income (teb) increased 22% year-over-year, benefiting from 20% loan growth and 31% growth in lower cost deposits. Other income, which includes net revenues from insurance operations, increased 19% over the first quarter of 2005.

First quarter net income increased 11% ($1.6 million) from the previous quarter primarily due to very strong loan growth of 7% and increased fee income.

First quarter diluted earnings per share increased 30% to $0.52 ($0.54 basic) from $0.40 ($0.42 basic) in the same quarter last year. Return on assets was 1.11% compared to 0.97% in the same quarter last year and return on equity was 14.0% compared to 12.1% one year ago.

Total Revenues (teb)

Total revenues (teb), which are comprised of net interest income and other income, were a record $52.3 million in the quarter, an increase of 21% ($9.1 million) over the same quarter last year and 7% ($3.4 million) over the previous quarter.

Net Interest Income (teb)

Net interest income (teb) was $39.7 million for the quarter, an increase of 22% over the first quarter last year. This increase reflects 18% growth in average interest earning assets as well as an improvement in the net interest margin to 2.68% from 2.59%. The improved margin reflects reduced funding costs as a result of strong growth in lower cost branch generated deposits.

In comparison to the previous quarter, net interest income increased 6% ($2.3 million) primarily as a result of a 6% increase in average interest earning assets and a slight improvement in the net interest margin to 2.68% from 2.67%.

Note 8 to the unaudited interim financial statements summarizes the Bank's interest rate risk position as at January 31, 2006. Interest rate risk or sensitivity is defined as the impact on net interest income, both current and future, resulting from a change in market interest rates. Based on the interest rate gap position as at January 31, 2006, it is estimated that a one percentage point increase in all interest rates would increase net interest income by approximately 0.3%. This compares to October 31, 2005, when a one percentage point increase in all interest rates would have caused an increase in net interest income of approximately 0.7%.

Other Income

Other income for the first quarter was $12.6 million, up 19% ($2.0 million) over the first quarter last year. The increase reflects growth in credit related fees ($0.9 million), trust fees ($0.5 million), net insurance revenues ($0.4 million) and retail fees ($0.1 million).

In comparison to the previous quarter, other income increased 9% ($1.1 million) due primarily to higher credit related fees ($0.5 million) and trust fees ($0.5 million).

At January 31, 2006, unrealized losses in the securities portfolio totalled $1.9 million compared to unrealized losses of $0.5 million at the end of the previous quarter and unrealized gains of $2.5 million one year ago. The changes in the unrealized value of the securities portfolio over the previous quarter and over the past year primarily reflect changes in interest rates and the yield curve.

Credit Quality

Credit quality remained strong with the first quarter provision for credit losses at 22 basis points of average loans, consistent with the previous quarter and a slight reduction from 25 basis points one year ago. Net new specific provisions were $1.2 million this quarter compared to $0.7 million in the first quarter last year.

At January 31, 2006, gross impaired loans were $12.9 million as compared to $11.5 million at the end of the previous quarter and $21.9 million one year ago. Over the last two years, gross impaired loans have remained at historically low levels. The dollar level of gross impaired loans is expected to fluctuate over time within the Bank's range of acceptable levels as loans become impaired and are subsequently resolved. Overall, the quality of the loan portfolio is expected to remain strong.

The total allowance for credit losses (general and specific) represented 346% of gross impaired loans at the end of the first quarter, compared to 370% at October 31, 2005 and 190% one year ago. The general allowance remained strong at 80 basis points of risk-weighted loans at January 31, 2006, compared to 84 basis points at the end of the previous quarter and 80 basis points one year ago.

Non-interest Expenses

Non-interest expenses were $24.3 million in the first quarter, an increase of 14% ($3.0 million) over the first quarter of 2005. This increase is primarily the result of additional costs associated with increased staffing levels due to business growth, annual salary adjustments, new and expanded premises and various other initiatives. In comparison to the previous quarter, non-interest expenses increased 2% ($0.4 million).

CWB's industry leading efficiency ratio (teb), which measures non-interest expenses as a percentage of total revenues improved to 46.5% in the quarter, compared to 48.8% in the previous quarter and 49.3% in the first quarter last year.

Income Taxes

The income tax rate (teb) was 35.3% for the first quarter, compared to 37.0% one year ago, while the tax rate before the teb adjustment was 33.0% compared to 34.2% in the prior year.

Balance Sheet

Total assets increased 6% ($316 million) in the first quarter and 18% ($916 million) in the past year to total $6,021 million at January 31, 2006.

Cash and Securities

Cash, securities and securities purchased under resale agreements totalled $974 million at January 31, 2006 compared to $976 million at October 31, 2005 and $875 million one year ago.

Loans

Loans increased 7% ($323 million) in the quarter and 20% ($820 million) in the past year to total $4,913 million at January 31, 2006. The first quarter increase reflects strong growth in the real estate, energy, industrial, personal and residential mortgage loan portfolios and increases in all four western provinces, with Alberta and British Columbia leading the way. Overall, new loan deal flow remains healthy and the Bank is well positioned to achieve its 17th consecutive year of double-digit loan growth.

Deposits

Branch deposits were up 5% ($159 million) in the quarter and 32% ($830 million) in the past year. The lower cost demand and notice component increased 1% in the quarter and 31% in the past year. A portion of the year-over-year growth in total branch deposits reflects larger commercial balances, which can be subject to greater fluctuation. While market liquidity and other factors make branch deposit growth difficult to project, the first quarter results were in line with internal expectations.

Increasing the proportion of lower cost deposits generated through branches and Canadian Western Trust remains a key strategic focus due to the significant leverage on core profitability that can be achieved. Branch deposits comprised 67% of total deposits at January 31, 2006, consistent with the previous quarter and an improvement from 60% one year ago. Lower cost demand and notice deposits comprised 25% of total deposits at the end of the first quarter, compared to 26% at October 31, 2005 and 23% one year ago. This improved deposit mix has reduced funding costs and provided a significant contribution to the strong growth in net interest income.

At the end of the first quarter, total deposits, which also include deposits raised through an agent network and corporate wholesale balances, were $5,156 million, an increase of 5% in the quarter and 17% in the last twelve months.

Other Assets and Other Liabilities

Other assets totalled $135 million at the end of the first quarter compared to $139 million at the end of the previous quarter and $136 million a year ago, while other liabilities totalled $196 million compared to $206 million at the end of the previous quarter and $163 million one year ago.

Off-Balance Sheet

Off-balance sheet assets include trust assets under administration, which totalled $2,972 million at January 31, 2006 compared to $2,649 million at the end of the previous quarter and $2,103 million one year ago. Other off-balance sheet assets relate to standard industry credit instruments (guarantees, standby letters of credit and commitments to extend credit) and derivative financial instruments (primarily interest rate swaps) used to manage sensitivity to interest rate changes. Additional information on off-balance sheet assets is provided in the audited consolidated financial statements for the year ended October 31, 2005 filed on SEDAR at www.sedar.com.

Capital Management

At January 31, 2006, the total capital adequacy ratio, which measures regulatory capital as a percentage of risk-weighted assets, was 13.0% compared to 12.4% at the end of the previous quarter and 13.0% one year ago. The increase over the previous quarter is primarily the result of $70 million in subordinated debentures issued to institutional investors. These debentures have a fixed interest rate of 5.426% until November 21, 2010 and a floating rate thereafter at the 90-day Bankers' Acceptance rate plus 180 basis points until maturity on November 21, 2015. The debentures may be redeemed on or after November 22, 2010 with the approval of the Superintendent of Financial Institutions. The main purpose of the issue was to increase total regulatory capital to support asset growth without diluting the existing common shareholder base.

The Tier 1 ratio was 9.1% at the end of the first quarter compared to 9.7% at October 31, 2005 and 9.9% one year ago. The decrease reflects significant asset growth in the first quarter. The Bank's Tier 1 capital is of the highest quality, comprised entirely of shareholders' equity, net of goodwill.

At January 31, 2006, book value per common share was $15.39 compared to $14.96 at October 31, 2005 and $13.92 one year ago.

On January 5, 2006, common shareholders received a quarterly cash dividend of $0.12 per common share, reflecting an increase of 20% over the previous quarterly dividend. Subsequent to quarter end, the Board of Directors declared a quarterly dividend of $0.12 per share payable on April 6, 2006 to shareholders of record on March 16, 2006.

Accounting Policy Changes

There were no new significant accounting policies adopted during the quarter for purposes of presenting the Bank's financial statements under Canadian generally accepted accounting principles.

Updated Share Information

As at February 28, 2006, there were 30,665,612 common shares outstanding. Also outstanding were employee stock options, which are or will be exercisable for up to 2,348,272 common shares (2,840,410 authorized) for maximum proceeds of $46.7 million. Outstanding options include 390,750 options that are subject to shareholder and Toronto Stock Exchange approval.

Summary of Quarterly Financial Information

	2006	2005				2004		
($ thousands)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total revenues (teb)	$ 52,310	$ 48,954	$ 49,549	$ 44,125	$ 43,253	$ 41,127	$ 41,499	$ 35,158
Total revenues	51,438	47,618	48,593	43,242	42,453	39,814	40,569	34,304
Net income	16,439	14,814	15,212	12,149	12,216	12,787	11,675	9,842
Earnings per common share								
Basic	0.54	0.48	0.50	0.40	0.42	0.47	0.43	0.37
Diluted	0.52	0.47	0.49	0.39	0.40	0.43	0.40	0.34
Total assets ($ millions)	6,021	5,705	5,424	5,260	5,105	4,919	4,767	4,489

For details on variations between the prior quarters see the summary of quarterly results section of the Bank's MD&A for the year ended October 31, 2005 and the individual quarterly reports to shareholders which are available on SEDAR at www.sedar.com.

Results by Business Segment

CWB operates in two business segments: 1) banking and trust, and 2) insurance.

Banking and Trust

The operations of the banking and trust segment include commercial and retail banking services as well as personal and corporate trust services provided through CWB's wholly owned subsidiaries, Canadian Western Trust and Valiant Trust.

This segment generated record net income of $14.9 million in the first quarter, up 34% over the same quarter last year. Total revenues (teb) grew 21% ($8.3 million) over one year ago reflecting an increase in average loans of 18%, strong growth in credit related and trust fees and an increased margin. Net interest margin increased 9 basis points, benefiting from 47% growth in average lower cost notice and demand deposits. Non-interest expenses were up 15% ($2.9 million) over the first quarter last year reflecting additional costs associated with increased staffing levels due to business growth, annual salary adjustments, new and expanded premises, increased non-cash stock based compensation and various other initiatives. As the growth in revenues exceeded growth in non-interest expenses, the efficiency ratio improved 260 basis points to 46.6%.

In comparison to the previous quarter, segment earnings increased 9% ($1.3 million) reflecting 7% growth in total loans as well as strong growth in both credit related and trust fees.

	For the three months ended			Change from
($ thousands)	January 31 2006	October 31 2005	January 31 2005	January 31 2005
Net Interest income (teb)	$ 38,947	$ 36,702	$ 32,094	21 %
Other income	9,061	8,062	7,587	19
Total revenues (teb)	48,008	44,764	39,681	21
Provision for credit losses	2,550	2,500	2,550	0
Non-interest expenses	22,372	21,533	19,510	15
Provision for income taxes (teb)	8,140	7,055	6,485	26
Net income	$ 14,946	$ 13,676	$ 11,136	34 %
Efficiency ratio (teb)	46.6%	48.1%	49.2%	(260) bp
Net interest margin (teb)	2.70%	2.69%	2.61%	9
Average loans ($ millions)	$ 4,718	$ 4,484	$ 4,006	18 %
Average assets ($ millions)	$ 5,730	$ 5,421	$ 4,882	17

bp – basis point.

teb – taxable equivalent basis, see definition following Financial Highlights table.

Insurance

The insurance segment consists of the operations of CWB's wholly owned subsidiary Canadian Direct Insurance, which provides home and automobile insurance directly to individuals in British Columbia and Alberta.

In the first quarter, Canadian Direct generated net income of $1.5 million, an increase of 38% over the same quarter last year. This increase reflects additional net insurance revenues from growth in the number of policies outstanding, an increase in investment income and a reduction in the use of quota share reinsurance. These positive impacts were partially offset by higher costs related to mandatory participation in the Alberta automobile insurance risk sharing pools. The after tax impact of the risk sharing pools reduced earnings in the quarter by $0.2 million, compared to an increase of $0.1 million for the same quarter last year. The reduction in the use of quota share reinsurance in the quarter resulted in an increase in net earned premiums and claims expenses and a reduction in commission income. The first quarter claims loss ratio was 68%, unchanged from one year ago as the benefits of less severe current period winter weather conditions in Alberta were offset by a 200 basis point increase from risk sharing pool costs.

Compared to the previous quarter, net income increased 31% reflecting a reduced expense ratio, lower Alberta automobile insurance risk sharing pool costs, additional net revenues from a reduction in the use of quota share reinsurance and increased investment income, partially offset by the seasonally higher claims loss ratio. The after tax impact of the risk sharing pools reduced earnings in the prior quarter by $0.4 million. Non-interest expenses were unusually high in the previous quarter, which included moving expenses for Canadian Direct's head office and British Columbia call centre. The first quarter is typically the slowest period in terms of new policy generation due to the seasonal nature of home and automobile insurance sales as reflected in the quarterly decline in gross written premiums in the table below.

($ thousands)	For the three months ended January 31 2006	October 31 2005	January 31 2005	Change from January 31 2005
Net interest income (teb)	$ 767	$ 706	$ 548	40 %
Other income (net)				
Net earned premiums	19,741	18,068	14,831	33
Commissions and processing fees	1,079	1,649	1,631	(34)
Net claims and adjustment expenses	(13,380)	(11,672)	(10,021)	34
Policy acquisition costs	(4,040)	(4,577)	(3,454)	17
Insurance revenue (net)	3,400	3,468	2,987	14
Gains on sale of securities	135	16	37	265
Total revenues (net) (teb)	4,302	4,190	3,572	20
Non-interest expenses	1,967	2,370	1,816	8
Provision for income taxes (teb)	843	682	676	25
Net income	$ 1,492	$ 1,138	$ 1,080	38 %
Policies outstanding	150,770	149,947	138,186	9 %
Gross written premiums	$ 19,742	$ 25,231	$ 17,924	10
Claims loss ratio (1)	68%	65%	68%	0 bp
Expense ratio (2)	25%	29%	24%	100
Combined ratio (3)	93%	94%	92%	100
Average cash and securities ($ millions)	$ 80	$ 77	$ 62	30 %
Average total assets ($ millions)	$ 140	$ 139	$ 119	18

bp – basis point.
teb – taxable equivalent basis, see definition following Financial Highlights table.

(1) Net claims and adjustment expenses as a percentage of net earned premiums.
(2) Policy acquisition costs and non-interest expenses net of commissions and processing fees as a percentage of net earned premiums.
(3) Sum of the claims loss and expense ratios.

Fiscal 2006 Targets

The performance targets established for the 2006 fiscal year are presented in the table below together with CWB's actual performance to date.

	2006 Target	**2006 YTD Performance** [1]
Net income growth	18% or greater	**35%**
Total revenue (teb) growth	15%	**21%**
Loan growth	12%	**20%**
Provision for credit losses as a percentage of average loans	0.22% or less	**0.22%**
Efficiency ratio (teb)	48% or less	**46.5%**
Return on equity	13% or greater	**14.0%**
Return on assets	1.05%	**1.11%**

[1] 2006 YTD Performance for earnings and revenue growth is the current year results over the same period in the prior year, loan growth is the increase over the past twelve months and performance for ratio targets is the current year-to-date results annualized.

The trend established by strong first quarter results would result in CWB meeting or exceeding all annual performance targets for 2006 and surpassing key targets for net income, total revenue and loan growth by considerable margins. New loan deal flow remains healthy and earnings and revenues during the remainder of the year will benefit from the very strong loan growth achieved in the first quarter.

The Bank's return on equity (ROE) is increasing as a result of strong earnings and asset growth supported primarily by non-dilutive capital. CWB remains focused on further improvements in ROE through continued diversification into businesses with higher margins or lower capital requirements including residential mortgages, insurance and trust services. Benefits to ROE through internal growth may be accelerated by acquisitions that are available, accretive and a strategic fit with our current operations.

The overall prospects for CWB's banking, trust and insurance businesses remain very positive given the current economic conditions and outlook for Western Canada.

This management's discussion and analysis is dated as of March 9, 2006.

Taxable Equivalent Basis (teb)
Most banks analyse revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles and therefore may not be comparable to similar measures presented by other banks.

Canadian Banking Industry
Comparative performance indicators of the Canadian banking industry referred to in this document are obtained from the published results of the other publicly-traded Schedule I banks (Bank of Montreal, Canadian Imperial Bank of Commerce, Laurentian Bank of Canada, National Bank of Canada, Royal Bank Financial Group, Scotiabank and TD Bank Financial Group). Readers are cautioned that the banks in this industry group have operations and asset size that may not be directly comparable to each other or to Canadian Western Bank.

Forward-looking Statements
From time to time Canadian Western Bank (the "Bank") makes written and verbal forward-looking statements. Statements of this type are included in the Annual Report and reports to shareholders and may be included in filings with Canadian securities regulators or in other communications such as press releases and corporate presentations. Forward-looking statements include, but are not limited to, statements about the Bank's objectives and strategies, targeted and expected financial results and the outlook for the Bank's businesses or for the Canadian economy. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate", "may increase", "may impact" and other similar expressions or future or conditional verbs such as "will", "should", "would" and "could".

By their very nature, forward-looking statements involve numerous assumptions. A variety of factors, many of which are beyond the Bank's control, may cause actual results to differ materially from the expectations expressed in the forward-looking statements. These factors include, but are not limited to, fluctuations in interest rates and currency values, changes in monetary policy, changes in economic and political conditions, legislative and regulatory developments, the level of competition in the Bank's markets, the occurrence of weather related and other natural catastrophes, the accuracy of and completeness of information the Bank receives about customers and counterparties, the ability to attract and retain key personnel, the ability to complete and integrate acquisitions, reliance on third parties to provide components of the Bank's business infrastructure, changes in tax laws, technological developments, unexpected changes in consumer spending and saving habits, timely development and introduction of new products, and management's ability to anticipate and manage the risks associated with these factors. The preceding list is not exhaustive of possible factors. These and other factors should be considered carefully and readers are cautioned not to place undue reliance on these forward-looking statements. The Bank does not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by it or on its behalf.

Consolidated Statement of Income

(unaudited) ($ thousands, except per share amounts)		For the three months ended January 31 2006	October 31 2005	January 31 2005	Change from January 31 2005
Interest Income					
Loans		$ 72,119	$ 65,956	$ 59,482	21 %
Securities		6,337	5,202	4,621	37
Deposits with regulated financial institutions		2,055	1,321	1,270	62
		80,511	72,479	65,373	23
Interest Expense					
Deposits		38,994	34,501	31,614	23
Subordinated debentures		2,675	1,906	1,917	40
		41,669	36,407	33,531	24
Net Interest Income		38,842	36,072	31,842	22
Provision for Credit Losses		2,550	2,500	2,550	-
Net Interest Income after Provision for Credit Losses		36,292	33,572	29,292	24
Other Income					
Credit related		4,564	4,058	3,632	26
Insurance, net	(Note 2)	3,400	3,468	2,987	14
Trust services		2,534	2,026	2,036	24
Retail services		1,544	1,436	1,438	7
Gains on sale of securities		105	156	45	133
Foreign exchange gains and other		449	402	473	(5)
		12,596	11,546	10,611	19
Net Interest and Other Income		48,888	45,118	39,903	23
Non-interest Expenses					
Salaries and employee benefits		15,456	14,622	12,951	19
Premises and equipment		4,167	4,429	3,975	5
Other expenses		4,247	4,541	3,867	10
Provincial capital taxes		469	311	533	(12)
		24,339	23,903	21,326	14
Net Income Before Provision For Income Taxes		24,549	21,215	18,577	32
Provision for Income Taxes		8,111	6,401	6,361	28
Net Income		$ 16,438	$ 14,814	$ 12,216	35 %
Weighted average common shares outstanding		30,626,025	30,598,063	29,215,825	5 %
Earnings per Common Share					
Basic		$ 0.54	$ 0.48	$ 0.42	29 %
Diluted		$ 0.52	$ 0.47	$ 0.40	30 %

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Balance Sheet

(unaudited) ($ thousands)		As at January 31 2006	As at October 31 2005	As at January 31 2005	Change from January 31 2005
Assets					
Cash Resources					
Cash		$ 3,222	$ 2,759	$ 2,619	23 %
Deposits with regulated financial institutions		253,166	228,441	244,248	4
Cheques and other items in transit		3,098	4,954	-	100
		259,486	236,154	246,867	5
Securities					
Issued or guaranteed by Canada		327,061	327,744	295,923	11
Issued or guaranteed by a province or municipality		105,688	139,235	136,309	(22)
Other securities		281,394	235,927	196,061	44
		714,143	702,906	628,293	14
Securities Purchased Under Resale Agreements		-	36,940	-	-
Loans					
Residential mortgages		1,042,613	944,122	734,720	42
Other loans		3,915,057	3,688,661	3,400,257	15
		4,957,670	4,632,783	4,134,977	20
Allowance for credit losses	(Note 3)	(44,670)	(42,520)	(41,555)	7
		4,913,000	4,590,263	4,093,422	20
Other					
Land, buildings and equipment		20,845	19,575	18,303	14
Goodwill		6,933	6,933	6,933	-
Intangible assets		3,630	3,766	4,173	(13)
Insurance related		53,020	56,955	48,088	10
Other assets		50,420	51,536	58,923	(14)
		134,848	138,765	136,420	(1)
Total Assets		$ 6,021,477	$ 5,705,028	$ 5,105,002	18 %
Liabilities and Shareholders' Equity					
Deposits					
Payable on demand		$ 301,144	$ 271,121	$ 197,756	52 %
Payable after notice		1,004,240	1,015,867	800,879	25
Payable on a fixed date		3,850,333	3,626,319	3,393,586	13
		5,155,717	4,913,307	4,392,221	17
Other					
Cheques and other items in transit		24,635	19,990	8,949	175
Insurance related		100,916	108,152	88,025	15
Other liabilities		70,277	77,463	65,707	7
		195,828	205,605	162,681	20
Subordinated Debentures					
Conventional	(Note 4)	198,126	128,126	128,126	55
Shareholders' Equity					
Capital stock		213,606	213,098	211,679	1
Contributed surplus		3,354	2,810	1,528	120
Retained earnings		254,846	242,082	208,767	22
		471,806	457,990	421,974	12
Total Liabilities and Shareholders' Equity		$ 6,021,477	$ 5,705,028	$ 5,105,002	18 %

Consolidated Statement of Changes in Shareholders' Equity

(unaudited) ($ thousands)	For the three months ended January 31 2006	January 31 2005
Capital Stock		
Balance at beginning of period	$ 213,098	$ 167,125
Issued on exercise of employee stock options	443	2,080
Transferred from contributed surplus on exercise or exchange of options	65	-
Issued on debenture conversions	-	42,474
Balance at end of period	213,606	211,679
Contributed Surplus		
Balance at beginning of period	2,810	1,159
Amortization of fair value of employee stock options	609	369
Transferred to capital stock on exercise or exchange of options	(65)	-
Balance at end of period	3,354	1,528
Retained Earnings		
Balance at beginning of period	242,082	199,305
Net income	16,438	12,216
Dividends	(3,674)	(2,713)
Share issue costs, net of income taxes (2005 - $166)	-	(301)
Interest forgone on conversion by debenture holders, net of income taxes (2005 - $140)	-	260
Balance at end of period	254,846	208,767
Total Shareholders' Equity	$ 471,806	$ 421,974

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statement of Cash Flow

(unaudited) ($ thousands)	For the three months ended January 31 2006	January 31 2005
Cash Flows from Operating Activities		
Net income	$ 16,438	$ 12,216
Adjustments to determine net cash flows		
Provision for credit losses	2,550	2,550
Depreciation and amortization	1,282	1,336
Future income taxes, net	(64)	(1,093)
Gain on sale of securities, net	(105)	(45)
Accrued interest receivable and payable, net	5,146	3,804
Current income taxes payable, net	(12,104)	6,082
Other items, net	(647)	(5,428)
	12,496	19,422
Cash Flows from Financing Activities		
Deposits, net	242,410	124,433
Debentures issued	70,000	60,000
Common shares issued	443	2,080
Dividends	(3,674)	(2,713)
	309,179	183,800
Cash Flows from Investing Activities		
Interest bearing deposits with regulated financial institutions, net	(28,442)	(48,638)
Securities, purchased	(532,328)	(276,406)
Securities, sale proceeds	355,249	31,151
Securities, matured	164,854	157,430
Securities purchased under resale agreements, net	36,940	74,966
Loans, net	(325,287)	(165,858)
Land, buildings and equipment	(2,416)	(1,140)
	(331,430)	(228,495)
Change in Cash and Cash Equivalents	(9,755)	(25,273)
Cash and Cash Equivalents at Beginning of Period	3,590	19,786
Cash and Cash Equivalents at End of Period*	$ (6,165)	$ (5,487)
* Represented by:		
Cash resources per consolidated balance sheet	259,486	246,867
Interest bearing deposits with regulated financial institutions	(241,016)	(243,405)
Cheques in transit	(24,635)	(8,949)
Cash and Cash Equivalents at End of Period	$ (6,165)	$ (5,487)
Supplemental Disclosure of Cash Flow Information		
Amount of interest paid in the period	$ 35,374	$ 29,343
Amount of income taxes paid in the period	$ 20,279	$ 1,833

The accompanying notes are an integral part of the interim consolidated financial statements.

(unaudited)
($ thousands, except per share amounts)

1. Basis of Presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), including the accounting requirements of the Superintendent of Financial Institutions Canada (OSFI), using the same accounting policies as the audited consolidated financial statements for the year ended October 31, 2005. Under Canadian GAAP, additional disclosures are required in annual financial statements and accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2005 as set out on pages 45 to 70 of the Bank's 2005 Annual Report.

2. Insurance Income

Insurance income reported in other income on the consolidated statement of income is presented net of claims, adjustment and policy acquisition expenses.

	For the three months ended		
	January 31 2006	October 31 2005	January 31 2005
Net earned premiums and other	$ 20,820	$ 19,717	$ 16,462
Net claims, adjustment and policy acquisition costs	17,420	16,249	13,475
Insurance revenue, net	$ 3,400	$ 3,468	$ 2,987

3. Allowance for Credit Losses

	For the three months ended		
	January 31 2006	October 31 2005	January 31 2005
Balance at beginning of period	$ 42,520	$ 45,442	$ 39,320
Provision for credit losses	2,550	2,500	2,550
Write-offs	(424)	(5,441)	(333)
Recoveries	24	19	18
Balance at end of period	$ 44,670	$ 42,520	$ 41,555

	As at January 31 2006	As at October 31 2005	As at January 31 2005
Specific allowance	$ 6,829	$ 6,058	$ 10,881
General allowance	37,841	36,462	30,674
Total allowance	$ 44,670	$ 42,520	$ 41,555

4. Subordinated Debentures

On November 21, 2005, the Bank issued $70,000 of conventional subordinated debentures with a fixed interest rate of 5.426% until November 21, 2010. Thereafter the rate will be reset quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 180 basis points until maturity on November 21, 2015. The Bank may redeem the debentures on or after November 22, 2010 with the approval of OSFI.

5. Capital Stock and Employee Stock Options

Capital Stock

	For the three months ended			
	January 31, 2006		January 31, 2005	
	Number of Shares	**Amount**	Number of Shares	Amount
Common Shares				
Outstanding at beginning of period	**30,613,634**	**$ 213,098**	27,330,260	$ 167,125
Issued on exercise or exchange of options	**47,919**	**443**	201,694	2,080
Transferred from contributed surplus on exercise or exchange of options	**-**	**65**	-	-
Issued on conversion of debentures	**-**	**-**	2,785,144	42,474
Outstanding at end of period	**30,661,553**	**$ 213,606**	30,317,098	$ 211,679

Employee Stock Options

	For the three months ended			
	January 31, 2006		January 31, 2005	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Balance at beginning of period	**2,390,012**	**$ 19.56**	2,521,470	$ 14.93
Granted	**24,000**	**34.99**	10,000	22.80
Exercised or exchanged	**(53,140)**	**12.07**	(201,694)	10.32
Forfeited	**(7,000)**	**24.80**	(10,000)	18.38
Balance at end of period	**2,353,872**	**$ 19.86**	2,319,776	$ 15.34
Exercisable at end of period	**571,222**	**$ 10.92**	844,706	$ 10.79

The terms of the share incentive plan allow the holders of vested options a cashless settlement alternative whereby the option holder can either (a) elect to receive shares by delivering cash to the Bank in the amount of the option exercise price or (b) elect to receive the number of shares equivalent to the excess of the market value of the shares under option over the exercise price. Of the 53,140 options exercised or exchanged in the first quarter, option holders exchanged the rights to 19,440 options and received 14,219 shares in return under the cashless settlement alternative.

In the three months ended January 31, 2006, salary expense of $609 (2005 - $369) was recognized relating to the estimated fair value of options granted since November 1, 2002. The fair value of options granted was estimated using a binomial option pricing model with the following variables and assumptions: (i) risk-free interest rate of 3.9% (2005 - 3.6%), (ii) expected option life of 4.0 years (2005 - 3.9 years), (iii) expected volatility of 19% (2005 - 18%), and (iv) expected dividends of 1.3% (2005 - 1.6%). The weighted average fair value of options granted was estimated at $6.58 (2005 - $3.67) per share.

During the fourth quarter of 2005, 390,750 options were granted which are subject to shareholder and Toronto Stock Exchange approval.

6. Contingent Liabilities and Commitments

Significant contingent liabilities and commitments, including guarantees provided to third parties, are discussed in Note 20 of the Bank's audited consolidated financial statements for the year ended October 31, 2005 (see page 63 of the 2005 Annual Report) and include:

	As at January 31 2006	As at October 31 2005	As at January 31 2005
Guarantees and standby letters of credit			
Balance outstanding	**$ 130,941**	$ 127,608	$ 96,623
Business credit cards			
Total approved limit	**5,374**	4,608	2,908
Balance outstanding	**1,181**	1,148	474

In the ordinary course of business, the Bank and its subsidiaries are party to legal proceedings. Based on current knowledge, the Bank does not expect the outcome of any of these proceedings to have a material effect on the consolidated financial position or results of operations.

7. Trust Assets Under Administration

Trust assets under administration represent assets held for personal and corporate trust clients, administered by subsidiaries, and are kept separate from the subsidiaries' own assets. Trust assets under administration are not reflected in the consolidated balance sheet and relate to the banking and trust segment.

	As at January 31 2006	As at October 31 2005	As at January 31 2005
Trust assets under administration	$ 2,972,357	$ 2,649,065	$ 2,102,782

8. Interest Rate Sensitivity

The Bank's exposure to interest rate risk as a result of a difference or gap between the maturity or repricing behavior of interest sensitive assets and liabilities, including off-balance sheet items, is discussed in Note 23 of the audited consolidated financial statements for the year ended October 31, 2005 (see page 65 of the 2005 Annual Report). The following table shows the gap position for selected time intervals.

($ millions)	Floating Rate or Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	1 Year to Five Years	Over 5 Years	Non-interest Sensitive	Total
January 31, 2006								
Total assets	$ 2,691	$ 336	$ 1,264	$ 4,291	$ 2,170	$ 146	$ 120	$ 6,727
Total liabilities and equity	2,687	584	1,131	4,402	1,700	10	615	6,727
Interest rate sensitive gap	$ 4	$ (248)	$ 133	$ (111)	$ 470	$ 136	$ (495)	$ -
Cumulative gap	$ 4	$ (244)	$ (111)	$ (111)	$ 359	$ 495	$ -	$ -
Cumulative gap as a percentage of total assets	0.0%	(3.6%)	(1.7%)	(1.7%)	5.3%	7.4%	0.0%	0.0%
October 31, 2005								
Cumulative gap	$ 34	$ (135)	$ (154)	$ (154)	$ 358	$ 481	$ -	$ -
Cumulative gap as a percentage of total assets	0.5%	(2.1%)	(2.4%)	(2.4%)	5.7%	7.6%	0.0%	0.0%
January 31, 2005								
Cumulative gap	$ (115)	$ (133)	$ 18	$ 18	$ 363	$ 440	$ -	$ -
Cumulative gap as a percentage of total assets	(1.9%)	(2.2%)	0.3%	0.3%	6.0%	7.3%	0.0%	0.0%

9. Segmented Information

The bank operates principally in two industry segments – banking and trust, and insurance. These two segments differ in products and services but are both within the same geographic region. The banking and trust segment provides services primarily to personal clients and small to medium-sized commercial business clients in western Canada. The insurance segment provides home and automobile insurance direct to individuals in British Columbia and Alberta.

	Banking and Trust			Insurance		
	Three months ended			Three months ended		
	January 31 2006	October 31 2005	January 31 2005	**January 31 2006**	October 31 2005	January 31 2005
Net interest income (teb)[1]	**$ 38,947**	$ 36,702	$ 32,094	**$ 767**	$ 706	$ 548
Less teb adjustment	**837**	1,301	800	**35**	35	-
Net interest income per financial statements	**38,110**	35,401	31,294	**732**	671	548
Other income[2]	**9,061**	8,062	7,587	**3,535**	3,484	3,024
Total revenues	**47,171**	43,463	38,881	**4,267**	4,155	3,572
Provision for credit losses	**2,550**	2,500	2,550	**-**	-	-
Non-interest expenses	**22,372**	21,533	19,510	**1,967**	2,370	1,816
Provision for income taxes	**7,303**	5,754	5,685	**808**	647	676
Net income	**$ 14,946**	$ 13,676	$ 11,136	**$ 1,492**	$ 1,138	$ 1,080
Average total assets ($ millions)[3]	**$ 5,730**	$ 5,421	$ 4,882	**$ 140**	$ 139	$ 119

	Total		
	Three months ended		
	January 31 2006	October 31 2005	January 31 2005
Net interest income (teb)[1]	**$ 39,714**	$ 37,408	$ 32,642
Less teb adjustment	**872**	1,336	800
Net interest income per financial statements	**38,842**	36,072	31,842
Other income[2]	**12,596**	11,546	10,611
Total revenues	**51,438**	47,618	42,453
Provision for credit losses	**2,550**	2,500	2,550
Non-interest expenses	**24,339**	23,903	21,326
Provision for income taxes	**8,111**	6,401	6,361
Net income	**$ 16,438**	$ 14,814	$ 12,216
Average total assets ($ millions)[3]	**$ 5,870**	$ 5,560	$ 5,001

(1) Taxable Equivalent Basis (teb) – Most banks analyse revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles (GAAP) and therefore may not be comparable to similar measures presented by other banks.

(2) Other income for the insurance segment is presented net of net claims, adjustment expenses and policy acquisition expenses.

(3) Assets are disclosed on an average daily balance basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

10. Future Accounting Changes

Financial Instruments

The Canadian Institute of Chartered Accountants has issued three new accounting standards: *Financial Instruments – Recognition and Measurement, Hedges, and Comprehensive Income,* which are effective for the Bank as of November 1, 2006. As a result of adopting these standards, a new category, Other Comprehensive Income, will be added to Shareholders' Equity and certain unrealized gains or losses will be reported in other comprehensive income until realization. The impact of these new standards on the Bank's financial statements is not yet determinable as it will be dependant on the Bank's outstanding positions and their fair values at the time of implementation.

11. Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current period's presentation.

Head Office
Canadian Western Bank & Trust
Suite 2300, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, AB T5J 3X6
Telephone: (780) 423-8888
Fax: (780) 423-8897
Website: www.cwbank.com

Subsidiary Offices
Canadian Western Trust Company
Suite 600, 750 Cambie Street
Vancouver, BC V6B 0A2
Telephone: (800) 663-1124
Fax: (604) 669-6069
Website: www.cwt.ca

Canadian Direct Insurance Incorporated
Suite 600, 750 Cambie Street
Vancouver, BC V6B 0A2
Telephone: (604) 699-3678
Fax: (604) 699-3851
Website: www.canadiandirect.com

Valiant Trust Company
Suite 310, 606 - 4th Street S.W.
Calgary, AB T2P 1T1
Telephone: (403) 233-2801
Fax: (403) 233-2857
Website: www.valianttrust.com

Stock Exchange Listing
The Toronto Stock Exchange
Share Symbol: CWB

Transfer Agent and Registrar
Valiant Trust Company
Suite 310, 606 - 4th Street S.W.
Calgary, AB T2P 1T1
Telephone: (403) 233-2801
Fax: (403) 233-2857
Website: www.valianttrust.com

Investor Relations
For further financial information contact:
Matt Colpitts
Senior Manager, Investor and Public Relations
Canadian Western Bank
Telephone: (780) 441-3770
Fax: (780) 423-8899
E-mail: InvestorRelations@cwbank.com
or visit our website at www.cwbank.com

Complaints or Concerns regarding Accounting, Internal Accounting Controls or Auditing Matters
Please contact either:

Tracey C. Ball
Executive Vice President and Chief Financial Officer
Canadian Western Bank
Telephone: (780) 423-8855
Fax: (780) 423-8899
E-mail: tracey.ball@cwbank.com

or

Robert A. Manning
Chairman of the Audit Committee
c/o 210 - 5324 Calgary Trail
Edmonton, AB T6H 4J8
Telephone: (780) 438-2626
Fax: (780) 438-2632
E-mail: rmanning@shawbiz.ca

Online Investor Information
Additional investor information including supplemental financial information and a corporate presentation is available on our website at www.cwbank.com

Quarterly Conference Call and Webcast
Our quarterly conference call and live audio webcast will take place on Thursday, March 9, 2006 at 1:30 p.m. MT. The webcast will be archived on our website at www.cwbank.com for sixty days. A replay of the conference call will be available until March 23, 2006 by dialing (416) 640-1917 or toll free (877) 289-8525 and entering passcode 21176300#.